FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 06, 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

Result of General Meeting

6 February 2019

Following the General Meeting held today, The Royal Bank of Scotland Group plc announces the result of the poll vote for the resolution proposed at the meeting:

Special Resolution	For	% of votes cast	Against	% of votes cast	Total votes cast as % of Issued Share Capital	Withheld *
To authorise the Company to make off-market purchases of ordinary shares from HM Treasury	13,973,786,736	98.70	183,888,196	1.30	29.37	3,185,676

* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

In accordance with the UK Listing Authority's listing rules, a copy of the resolution will shortly be available for inspection at the National Storage Mechanism which is located at: www.morningstar.co.uk/uk/NSM

As at 4 February 2019 (being the latest date by which shareholders who wanted to vote at the General Meeting must have been entered on the company's Register of Members) the total number of voting rights in the company was 48,198,298,196.

Contact

RBS Media Centre
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 06 February 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary